Exhibit 12

DENBURY RESOURCES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
	Year Ended December 31,
In thousands	2013 (2)	2012	2011	2010	2009
Earnings:
Pretax income from continuing operations	642,380	856,857	924,045	479,070	(122,189)
Plus: Equity in earnings of affiliates	—	—	—	(587)	(6,657)
Plus: Distributed income of equity investees	—	—	—	—	11,642
Plus: Amortization of capitalized interest	7,588	6,567	5,271	4,865	2,427
Plus: Fixed charges (below)	224,110	234,850	236,552	250,964	122,795
Less: Interest capitalized	(79,253)	(77,432)	(61,586)	(66,815)	(68,596)

Earnings	794,825	1,020,842	1,104,282	667,497	(60,578)

Fixed Charges:
Interest expense	140,709	153,581	164,360	176,113	47,430
Capitalized interest	79,253	77,432	61,586	66,815	68,596
Interest component of rent expense (1)	4,148	3,837	10,606	8,036	6,769

Fixed charges	224,110	234,850	236,552	250,964	122,795

Ratio of earnings to fixed charges	3.5	4.3	4.7	2.7	(0.5	)(3)

(1)	Represents that portion of rental expense that we believe to be representative of interest expense.
(2)	On an as-adjusted basis giving effect to this offering, our pro forma ratio of earnings to fixed charges for the year ended December 31, 2013 was approximately 4.0x, assuming that, pursuant to the Tender Offer, all $996.3 million outstanding principal amount of 2020 Notes will be repurchased in full by Denbury on the early payment date, and that approximately $11.8 million of cash on hand will be used to pay costs associated with the full repurchase. Our pro forma ratio of earnings to fixed charges may vary based on a number of factors, including the interest rate of the notes offered hereby.
(3)	Earnings were inadequate to cover fixed charges by $183.4 million.